# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Smart Share Global Limited, CIK 0001834253
CUSIP: 83193E102
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 6th Fl, 799 Tianshan W Rd, Changning Dt, Shanghai, China (F4), 200335
Date of event which requires filing of this statement: 01/05/2025
Filed by CIK 0001905691
Persons authorized to receive notices and communications: Mars Guangyuan Cai, 6th Floor, 799 Tianshan W Road,, Changning District, Shanghai, China (F4), 200335, 86-21-6050-3535; Peifeng Xu, 6th Floor, 799 Tianshan W Road,, Changning District, Shanghai, China (F4), 200335, 86-21-6050-3535; Victor Yaoyu Zhang, 6th Floor, 799 Tianshan W Road,, Changning District, Shanghai, China (F4), 200335, 86-21-6050-3535; Maria Yi Xin, 6th Floor, 799 Tianshan W Road,, Changning District, Shanghai, China (F4), 200335, 86-21-6050-3535

## Reporting persons
- Mars Guangyuan Cai (CIK 0001905691): type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 44,187,573; shared voting power 0; sole dispositive power 44,187,573; shared dispositive power 0; aggregate amount beneficially owned 44,187,573 (8.7% of the class)
  Comment: Rows 7, 9, and 11 consist of: (i) 39,270,000 Class B ordinary shares and 4,280,073 Class A ordinary shares held by Smart Share Holdings Limited, a British Virgin Islands company wholly owned by the reporting person; and (ii) 637,500 Class A ordinary shares in the form of ADSs (as defined below) issuable to Smart Share Holdings Limited upon the exercise of vested options within 60 days after the date hereof. See Item 5.
  
  Row 13 is calculated based on 507,719,991 ordinary shares deemed to be outstanding with respect to the reporting person, which consists of: (i) 507,082,491 ordinary shares of the Issuer (as defined below) outstanding as of December 31, 2024 based on information provided by the Issuer; and (ii) 637,500 Class A ordinary shares in the form of ADSs issuable to Smart Share Holdings Limited upon the exercise of vested options within 60 days after the date hereof, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the ordinary shares beneficially owned by the reporting person represents approximately 33.9% of the aggregate voting power of the Issuer. See Item 5.
- Smart Share Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 44,187,573; shared voting power 0; sole dispositive power 44,187,573; shared dispositive power 0; aggregate amount beneficially owned 44,187,573 (8.7% of the class)
  Comment: Rows 7, 9 and 11 consist of: (i) 39,270,000 Class B ordinary shares and 4,280,073 Class A ordinary shares; and (ii) 637,500 Class A ordinary shares in the form of ADSs issuable to the reporting person upon the exercise of vested options within 60 days after the date hereof. See Item 5.
  
  Row 13 is calculated based on 507,719,991 ordinary shares deemed to be outstanding with respect to the reporting person, which consists of: (i) 507,082,491 ordinary shares of the Issuer outstanding as of December 31, 2024 based on information provided by the Issuer; and (ii) 637,500 Class A ordinary shares in the form of ADSs issuable to the reporting person upon the exercise of vested options within 60 days after the date hereof, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the ordinary shares beneficially owned by the reporting person represents approximately 33.9% of the aggregate voting power of the Issuer. See Item 5.
- Peifeng Xu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 31,034,500; shared voting power 0; sole dispositive power 31,034,500; shared dispositive power 0; aggregate amount beneficially owned 31,034,500 (6.1% of the class)
  Comment: Rows 7, 9 and 11 consist of: (i) 27,397,000 Class B ordinary shares and 3,000,000 Class A ordinary shares held by Super June Limited, a British Virgin Islands company wholly owned by the reporting person; and (ii) 637,500 Class A ordinary shares in the form of ADSs issuable to Super June Limited upon the exercise of vested options within 60 days after the date hereof. See Item 5.
  
  Row 13 is calculated based on 507,719,991 ordinary shares deemed to be outstanding with respect to the reporting person, which consists of: (i) 507,082,491 ordinary shares of the Issuer outstanding as of December 31, 2024 based on information provided by the Issuer; and (ii) 637,500 Class A ordinary shares in the form of ADSs issuable to Super June Limited upon the exercise of vested options within 60 days after the date hereof, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the ordinary shares beneficially owned by the reporting person represents approximately 23.7% of the aggregate voting power of the Issuer. See Item 5.
- Super June Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 31,034,500; shared voting power 0; sole dispositive power 31,034,500; shared dispositive power 0; aggregate amount beneficially owned 31,034,500 (6.1% of the class)
  Comment: Rows 7, 9 and 11 consist of: (i) 27,397,000 Class B ordinary shares and 3,000,000 Class A ordinary shares; and (ii) 637,500 Class A ordinary shares in the form of ADSs issuable to the reporting person upon the exercise of vested options within 60 days after the date hereof. See Item 5.
  
  Row 13 is calculated based on 507,719,991 ordinary shares deemed to be outstanding with respect to the reporting person, which consists of: (i) 507,082,491 ordinary shares of the Issuer outstanding as of December 31, 2024 based on information provided by the Issuer; and (ii) 637,500 Class A ordinary shares in the form of ADSs issuable to the reporting person upon the exercise of vested options within 60 days after the date hereof, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the ordinary shares beneficially owned by the reporting person represents approximately 23.7% of the aggregate voting power of the Issuer. See Item 5.
- Victor Yaoyu Zhang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 8,391,970; shared voting power 0; sole dispositive power 8,391,970; shared dispositive power 0; aggregate amount beneficially owned 8,391,970 (1.7% of the class)
  Comment: Rows 7, 9 and 11 consist of: (i) 7,306,970 Class B ordinary shares and 800,000 Class A ordinary shares held by Victor Family Limited, a British Virgin Islands company wholly owned by the reporting person; and (ii) 285,000 Class A ordinary shares in the form of ADSs issuable to Victor Family Limited upon the exercise of vested options within 60 days after the date hereof. See Item 5.
  
  Row 13 is calculated based on 507,367,491 ordinary shares deemed to be outstanding with respect to the reporting person, which consists of: (i) 507,082,491 ordinary shares of the Issuer outstanding as of December 31, 2024 based on information provided by the Issuer; and (ii) 285,000 Class A ordinary shares in the form of ADSs issuable to Victor Family Limited upon the exercise of vested options within 60 days after the date hereof, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the ordinary shares beneficially owned by the reporting person represents approximately 6.3% of the aggregate voting power of the Issuer. See Item 5.
- Victor Family Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 8,391,970; shared voting power 0; sole dispositive power 8,391,970; shared dispositive power 0; aggregate amount beneficially owned 8,391,970 (1.7% of the class)
  Comment: Rows 7, 9 and 11 consist of: (i) 7,306,970 Class B ordinary shares and 800,000 Class A ordinary shares; and (ii) 285,000 Class A ordinary shares in the form of ADSs issuable to the reporting person upon the exercise of vested options within 60 days after the date hereof. See Item 5.
  
  Row 13 is calculated based on 507,367,491 ordinary shares deemed to be outstanding with respect to the reporting person, which consists of: (i) 507,082,491 ordinary shares of the Issuer outstanding as of December 31, 2024 based on information provided by the Issuer; and (ii) 285,000 Class A ordinary shares in the form of ADSs issuable to the reporting person upon the exercise of vested options within 60 days after the date hereof, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the ordinary shares beneficially owned by the reporting person represents approximately 6.3% of the aggregate voting power of the Issuer. See Item 5.
- Maria Yi Xin: type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 3,611,387; shared voting power 0; sole dispositive power 3,611,387; shared dispositive power 0; aggregate amount beneficially owned 3,611,387 (0.7% of the class)
  Comment: Rows 7, 9 and 11 consist of: (i) 3,386,387 Class A ordinary shares held by Jade Dew Capital Limited, a British Virgin Islands company wholly owned by the reporting person; and (ii) 225,000 Class A ordinary shares in the form of ADSs issuable to Jade Dew Capital Limited upon the exercise of vested options within 60 days after the date hereof. See Item 5.
  
  Row 13 is calculated based on 507,307,491 ordinary shares deemed to be outstanding with respect to the reporting person, which consists of: (i) 507,082,491 ordinary shares of the Issuer outstanding as of December 31, 2024 based on information provided by the Issuer; and (ii) 225,000 Class A ordinary shares in the form of ADSs issuable to Jade Dew Capital Limited upon the exercise of vested options within 60 days after the date hereof, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the ordinary shares beneficially owned by the reporting person represents approximately 0.3% of the aggregate voting power of the Issuer. See Item 5.
- Jade Dew Capital Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 3,611,387; shared voting power 0; sole dispositive power 3,611,387; shared dispositive power 0; aggregate amount beneficially owned 3,611,387 (0.7% of the class)
  Comment: Rows 7, 9 and 11 consist of: (i) 3,386,387 Class A ordinary shares; and (ii) 225,000 Class A ordinary shares in the form of ADSs issuable to the reporting person upon the exercise of vested options within 60 days after the date hereof. See Item 5.
  
  Row 13 is calculated based on 507,307,491 ordinary shares deemed to be outstanding with respect to the reporting person, which consists of: (i) 507,082,491 ordinary shares of the Issuer outstanding as of December 31, 2024 based on information provided by the Issuer; and (ii) 225,000 Class A ordinary shares in the form of ADSs issuable to the reporting person upon the exercise of vested options within 60 days after the date hereof, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the ordinary shares beneficially owned by the reporting person represents approximately 0.3% of the aggregate voting power of the Issuer. See Item 5.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: Smart Share Global Limited
Address of issuer's principal executive offices: 6th Fl, 799 Tianshan W Rd, Changning Dt, Shanghai, China (F4), 200335
Comment:
This statement on Schedule 13D (this "Schedule 13D") shall be deemed to (i) amend the statement on Schedule 13G filed by the CEO Reporting Persons (as defined below) with the Securities and Exchange Commission (the "SEC") on February 11, 2022 as amended by amendments No. 1 and 2, and (ii) amend the statement on Schedule 13G filed by the President Reporting Persons (as defined below) with the SEC on February 11, 2022 as amended by amendments No. 1 and 2.

The title and class of equity securities to which this Schedule 13D relates are the Class A ordinary shares, par value $0.0001 per share (the "Class A Ordinary Shares"), including Class A Ordinary Shares in the form of American depositary shares ("ADSs"), evidenced by American depositary receipts, each representing two Class A Ordinary Shares, of Smart Share Global Limited, an exempted company incorporated under the laws of the Cayman Islands (the "Issuer"), whose principal executive offices are located at 6th Floor, 799 Tianshan W Road, Changning District, Shanghai 200335, People's Republic of China.

The Issuer's ordinary shares consist of Class A Ordinary Shares and Class B ordinary shares, par value $0.0001 per share (the "Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"). The rights of holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible at the option of the holder at any time into one Class A Ordinary Share. Each Class B Ordinary Share is entitled to ten votes per share and each Class A Ordinary Share is entitled to one vote per share.

The Issuer's ADSs are quoted on the Nasdaq Capital Market under the symbol "EM."

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed jointly by Mars Guangyuan Cai ("Mr. Cai"), Smart Share Holdings Limited (together with Mr. Cai, the "CEO Reporting Persons"), Peifeng Xu ("Mr. Xu"), Super June Limited (together with Mr. Xu, the "President Reporting Persons"), Victor Yaoyu Zhang ("Mr. Zhang"), Victor Family Limited (together with Mr. Zhang, the "CMO Reporting Persons"), Maria Yi Xin ("Ms. Xin") and Jade Dew Capital Limited (together with Ms. Xin, the "CFO Reporting Persons") (each of the CEO Reporting Persons, the President Reporting Persons, the CMO Reporting Persons and the CFO Reporting Persons, a "Reporting Person" and collectively, the "Reporting Persons" and Mr. Cai, Mr. Xu, Mr. Zhang and Ms. Xin, collectively, "Management Members").
Residence or business address:
(i) Mr. Cai is a citizen of the People's Republic of China whose principal business address is 6th Floor, 799 Tianshan W Road, Changning District, Shanghai 200335, People's Republic of China. Mr. Cai's principal occupation is as chairman of the board of directors and chief executive officer of the Issuer.

(ii) Smart Share Holdings Limited is a company incorporated under the laws of the British Virgin Islands whose principal business address is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands and is wholly owned and controlled by Mr. Cai. Smart Share Holdings Limited is an investment holding company. Mr. Cai is the sole director of Smart Share Holdings Limited and, as of the date hereof, it does not have any executive officers.

(iii) Mr. Xu is a citizen of the People's Republic of China whose principal business address is 6th Floor, 799 Tianshan W Road, Changning District, Shanghai 200335, People's Republic of China. Mr. Xu's principal occupation is as director and president of the Issuer.

(iv) Super June Limited is a company incorporated under the laws of the British Virgin Islands whose principal business address is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands and is wholly owned and controlled by Mr. Xu. Super June Limited is an investment holding company. Mr. Xu is the sole director of Super June Limited and, as of the date hereof, it does not have any executive officers.

(v) Mr. Zhang is a citizen of the People's Republic of China whose principal business address is 6th Floor, 799 Tianshan W Road, Changning District, Shanghai 200335, People's Republic of China. Mr. Zhang's principal occupation is as chief marketing officer of the Issuer.

(vi) Victor Family Limited is a company incorporated under the laws of the British Virgin Islands whose principal business address is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands and is wholly owned and controlled by Mr. Zhang. Victor Family Limited is an investment holding company. Mr. Zhang is the sole director of Victor Family Limited and, as of the date hereof, it does not have any executive officers.

(vii) Ms. Xin is a citizen of the People's Republic of China whose principal business address is 6th Floor, 799 Tianshan W Road, Changning District, Shanghai 200335, People's Republic of China. Ms. Xin's principal occupation is as director and chief financial officer of the Issuer.

(viii) Jade Dew Capital Limited is a company incorporated under the laws of the British Virgin Islands whose principal business address is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands and is wholly owned and controlled by Ms. Xin. Jade Dew Capital Limited is an investment holding company. Ms. Xin is the sole director of Jade Dew Capital Limited and, as of the date hereof, it does not have any executive officers.
Present principal occupation or employment: See (b)
Criminal convictions in the last five years: During the five years preceding the date of this filing, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: See (d)
Citizenship: See (b)

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
This Schedule 13D is not being filed in connection with any acquisition or disposition of equity securities of the Issuer by the Reporting Persons and, consequently, no funds were used by the Reporting Persons for such purpose.

The descriptions of the Consortium Agreement (as defined below) and the Proposal Letter (as defined below) in Item 4 are incorporated herein by reference in their entirety.

## Item 4. Purpose of Transaction
Purpose of transaction:
On January 5, 2025, the Management Members and Trustar Mobile Charging Holdings Limited ("Trustar Capital") (each, an "Initial Consortium Member" and collectively, the "Initial Consortium Members") entered into a consortium agreement (the "Consortium Agreement") pursuant to which the Initial Consortium Members agreed to (a) submit the Proposal Letter to the board of directors of the Issuer, (b) cooperate and participate in the Proposed Transaction (as defined below) in accordance with the Consortium Agreement, and (c) during the period of six (6) months after the date of the Consortium Agreement, as may be extended pursuant to the Consortium Agreement, work exclusively with each other to implement the Proposed Transaction and to conduct negotiations, prepare and finalize definitive documentation in connection with the Proposed Transaction.

On January 5, 2025, the Initial Consortium Members jointly submitted a preliminary non-binding proposal letter (the "Proposal Letter") to the board of directors of the Issuer expressing their interest in participating in a transaction to acquire all of the outstanding Ordinary Shares, including Class A Ordinary Shares in the form of ADSs, for US$0.625 in cash per Ordinary Share, or US$1.25 in cash per ADS, in each case other than those Ordinary Shares or ADSs that may be rolled over in connection with such transaction (the "Proposed Transaction").

If the Proposed Transaction is entered into and consummated, the ADSs will be delisted from the Nasdaq Capital Market, and the Issuer's obligation to file periodic reports under the Exchange Act will terminate. In addition, the consummation of the Proposed Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in the merger), and a change in the Issuer's memorandum and articles of association to reflect that the Issuer would become a privately held company.

No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Proposed Transaction will be entered into or consummated. The Proposal Letter provides that a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive agreements and then will be on terms and conditions provided in such documentation.

The Reporting Persons reserve their right to change their plans and intentions in connection with any of the actions discussed in this Item 4. Any action taken by the Reporting Persons may be effected at any time or from time to time, subject to any applicable limitations imposed thereon by any applicable laws and the terms of the Consortium Agreement. Subject to the terms of the Consortium Agreement, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional Ordinary Shares and/or ADSs, dispose of some or all of their Ordinary Shares and/or ADSs, engage in short-selling or hedging or similar transactions with respect to the Ordinary Shares and/or ADSs and/or continue to hold Ordinary Shares and/or ADSs.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Consortium Agreement and the Proposal Letter, copies of which are attached hereto as Exhibits 99.2 and 99.3, respectively, and which are incorporated herein by reference in their entirety.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of each of the Reporting Persons with respect to Rows 7 through 13 of the cover pages of this Schedule 13D (including but not limited to footnotes to such information) are incorporated herein by reference.

The information set forth in Items 2 and 4 is incorporated herein by reference.

As of the date hereof, in the aggregate, the Reporting Persons may be deemed to beneficially own 87,225,430 Ordinary Shares, which consists of (i) 73,973,970 Class B Ordinary Shares, (ii) 11,466,460 Class A Ordinary Shares (including Class A Ordinary Shares in the form of ADSs), and (iii) 1,785,000 Class A Ordinary Shares in the form of ADSs issuable to the Reporting Persons upon the exercise of vested options within 60 days after the date hereof, which, in the aggregate, represents approximately 17.1% of the total number of Class A Ordinary Shares (assuming the conversion of the Class B Ordinary Shares beneficially owned by the Reporting Persons into Class A Ordinary Shares) and approximately 64.1% of the aggregate voting power of the Issuer. All percentages in this Item 5 are calculated based on 508,867,491 Ordinary Shares deemed to be outstanding with respect to the Reporting Persons, which consists of (i) 507,082,491 Ordinary Shares outstanding as of December 31, 2024 based on information provided by the Issuer, and (ii) 1,785,000 Class A Ordinary Shares in the form of ADSs issuable to the Reporting Persons upon the exercise of vested options within 60 days after the date hereof.

The Reporting Persons may be deemed to be members of a "group" pursuant to Section 13(d) of the Exchange Act as a result of entering into the Consortium Agreement and submitting the Proposal Letter. However, each Reporting Person expressly disclaims beneficial ownership for all purposes of the Class A Ordinary Shares (including Class A Ordinary Shares in the form of ADSs) and Class B Ordinary Shares that are beneficially owned (or deemed to be beneficially owned) by the other Reporting Persons or any other reporting person. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Class A Ordinary Shares (including Class A Ordinary Shares in the form of ADSs) or any Class B Ordinary Shares that are beneficially owned (or deemed to be beneficially owned) by the other Reporting Persons or any other reporting person. The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedule 13D filed by any other reporting person.
Number of shares as to which each person has sole or shared power to vote or dispose: See (a)
Transactions in the class effected during the past sixty days: Except as disclosed in this Schedule 13D, to the knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions in the Ordinary Shares (including Class A Ordinary Shares in the form of ADSs) during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 of this Schedule 13D is incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

On January 5, 2025, the Management Members and Trustar Capital entered into the Consortium Agreement described in Item 4 of this Schedule 13D, a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

On January 5, 2025, the Management Members and Trustar Capital submitted to the board of directors of the Issuer the Proposal Letter described in Item 4 of this Schedule 13D, a copy of which is attached hereto as Exhibit 99.3 and incorporated herein by reference.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement, dated January 10, 2025, among the Reporting Persons
Exhibit 99.2 Consortium Agreement, dated January 5, 2025
Exhibit 99.3 Proposal Letter, dated January 5, 2025

## Signatures
- Mars Guangyuan Cai: /s/ Mars Guangyuan Cai, Mars Guangyuan Cai (01/10/2025)
- Smart Share Holdings Limited: /s/ Mars Guangyuan Cai, Mars Guangyuan Cai/Director (01/10/2025)
- Peifeng Xu: /s/ Peifeng Xu, Peifeng Xu (01/10/2025)
- Super June Limited: /s/ Peifeng Xu, Peifeng Xu/Director (01/10/2025)
- Victor Yaoyu Zhang: /s/ Victor Yaoyu Zhang, Victor Yaoyu Zhang (01/10/2025)
- Victor Family Limited: /s/ Victor Yaoyu Zhang, Victor Yaoyu Zhang/Director (01/10/2025)
- Maria Yi Xin: /s/ Maria Yi Xin, Maria Yi Xin (01/10/2025)
- Jade Dew Capital Limited: /s/ Maria Yi Xin, Maria Yi Xin/Director (01/10/2025)